.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 11)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 14, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 11

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 79,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 79,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 79,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 11

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 79,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 79,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 79,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 3 of 11

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 84763R101	Page 4 of 11

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 5 of 11

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 180,189
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 180,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 180,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 6 of 11

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 180,189
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 180,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 180,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 7 of 11

Item 1. Security and Issuer.

This Amendment No. 11 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 28, 2010, as amended by Amendment No. 1 filed on July 22, 2010, Amendment No. 2 filed on August 17, 2010, Amendment No. 3 filed on September 15, 2010, Amendment No. 4 filed on January 12, 2011, Amendment No. 5 filed on July 1, 2011, Amendment No. 6 filed on July 26, 2011, Amendment No. 7 filed on August 2, 2011, Amendment No. 8 filed on September 16, 2011, Amendment No. 9 filed on January 20, 2012 and Amendment No. 10 filed February 9, 2012 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

No material change.

CUSIP No. 84763R101	Page 8 of 11

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 51,767,891 Shares stated to be outstanding as of February 1, 2012 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012 filed with the SEC on February 3, 2011.

The Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D do not include 29,035,708 Shares beneficially owned by Harbinger Group Inc. ("HGI") or the 20,000 Shares beneficially owned by Mr. David M. Maura, a director and executive officer of HGI, or the 3,000 Shares owned by Mr. Tyler Kolarik, an employee of HGI (collectively, the "HGI Persons"). As a result of the arrangements among the Reporting Persons and HGI described in Item 4 of this Schedule 13D, the Reporting Persons and the HGI Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own an aggregate of 29,238,897 Shares (or approximately 56.48% of the outstanding Shares) owned by the Reporting Persons and the HGI Persons in the aggregate as of the date of this Schedule 13D. Each of the Reporting Persons and the HGI Persons specifically disclaims beneficial ownership in the Shares except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 29,035,708 Shares, constituting 56.09% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 29,035,708 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 29,035,708 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 20,000 Shares, constituting less than 1% of the Shares.

Mr. Maura has the sole power to vote or direct the vote of 20,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 20,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Tyler Kolarik may be deemed to be the beneficial owner of 3,000 Shares, constituting less than 1% of the Shares.

Mr. Kolarik has the sole power to vote or direct the vote of 3,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 3,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) Other than trades by a subsidiary of HGI which were reported in a separate Schedule 13D, the Reporting Persons and the HGI Persons did not effect any other transactions in the Shares since the date of the last amendment to the Schedule 13D.”

CUSIP No. 84763R101	Page 9 of 11

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit W:	Joint Filing Agreement

CUSIP No. 84763R101	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 84763R101	Page 11 of 11

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

March 14, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Exhibit W
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

W-1

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

March 14, 2012

W-2